Exhibit 99.1

NIO Inc. Provides February 2020 Delivery Update

•	Delivered 707 vehicles in February 2020

•	Delivered 2,305 vehicles in 2020 in total

•	Cumulative deliveries of ES8 and ES6 reached 34,218

SHANGHAI, China, March 10, 2020 (GLOBE NEWSWIRE) -- NIO Inc. (“NIO” or the “Company”) (NYSE: NIO), a pioneer in China’s premium electric vehicle market, today provided its February 2020 delivery results.

NIO delivered 707 vehicles in February 2020, consisted of 671 ES6s, the Company’s 5-seater high-performance premium electric SUV, and 36 ES8s, the Company’s 7-seater high-performance premium electric SUV and its 6-seater variant. The Company plans to commence deliveries of the new ES8 in April 2020. As of February 29, 2020, cumulative deliveries of the ES8 and the ES6 reached 34,218 vehicles, of which 2,305 vehicles were delivered in 2020.

“The novel coronavirus has broken out in China since the end of January 2020. While the overall passenger vehicle sales in China took a hit and slumped over 78% year on year in February 2020, NIO’s deliveries had declined by 12.8% year on year for the same period,” said William Bin Li, founder, chairman and chief executive officer of NIO. “Deliveries have been constrained as services are being cautiously reopened and people are encouraged to avoid unnecessary close-range contact. In addition, the production has started ramping up gradually from the middle of February and supply chains have remained challenging.

“Nevertheless, with most NIO Houses and NIO Spaces staying in full or partial operation, we have aggressively explored a variety of online traffic channels to promote our products, technologies and services to potential users. Our direct sales model, enabled by well-developed purchase functions on the NIO app, has played a critical role in this sales environment. We are pleased to see positive responses from different channels, which are being translated to encouraging order numbers,” concluded Mr. Li.

Steven Feng, chief financial officer of NIO, added, “We expect that it will take time for the industry and NIO to resume normal productions. We will keep monitoring and coordinating supply chain resources and accelerate productions to fulfill the growing demand.”

About NIO Inc.

NIO Inc. is a pioneer in China’s premium electric vehicle market. Founded in November 2014, NIO’s mission is to shape a joyful lifestyle by offering premium smart electric vehicles and being the best user enterprise. NIO designs, jointly manufactures, and sells smart and connected premium electric vehicles, driving innovations in next generation technologies in connectivity, autonomous driving and artificial intelligence. Redefining the user experience, NIO provides users with comprehensive, convenient and innovative charging solutions and other user-centric services. NIO began deliveries of the ES8, a 7-seater high-performance premium electric SUV in China in June 2018, and its variant, the 6-seater ES8, in March 2019. NIO officially launched the ES6, a 5-seater high-performance premium electric SUV, in December 2018 and began the first deliveries of the ES6 in June 2019. NIO officially launched the EC6, a 5-seater smart premium electric coupe SUV, in December 2019 and plans to commence deliveries in 2020.

Safe Harbor Statement

This press release contains statements that may constitute “forward-looking” statements pursuant to the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “aims,” “future,” “intends,” “plans,” “believes,” “estimates,” “likely to” and similar statements. Among other things, quotations from management in this announcement, as well as NIO’s strategic and operational plans, contain forward-looking statements. NIO may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission (the “SEC”), in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about NIO’s beliefs, plans and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: NIO’s strategies; NIO’s future business development, financial condition and results of operations; NIO’s ability to develop and manufacture a car of sufficient quality and appeal to customers on schedule and on a large scale; its ability to grow manufacturing in collaboration with partners; its ability to provide convenient charging solutions to its customers; its ability to satisfy the mandated safety standards relating to motor vehicles; its ability to secure supply of raw materials or other components used in its vehicles; its ability to secure sufficient reservations and sales of the ES8 and ES6; its ability to control costs associated with its operations; its ability to build the NIO brand; general economic and business conditions globally and in China and assumptions underlying or related to any of the foregoing. Further information regarding these and other risks is included in NIO’s filings with the SEC. All information provided in this press release is as of the date of this press release, and NIO does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

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NIO Inc.

Investor Relations

Tel: +86-21-6908-3474

Email: ir@nio.com

Source: NIO